Exhibit 99.4

Press Release

Disclosure of Transactions in Own Shares

Paris, March 12, 2020 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 5, 2020 to March 9, 2020:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
05.03.2020	790,546	39.221	31,005,877	XPAR
05.03.2020	242,951	39.218	9,528,091	CHIX
05.03.2020	98,937	39.218	3,880,156	TRQX
05.03.2020	193,429	39.217	7,585,764	BATE
06.03.2020	1,178,565	37.812	44,564,062	XPAR
06.03.2020	187,890	37.753	7,093,401	CHIX
06.03.2020	70,723	37.749	2,669,753	TRQX
06.03.2020	70,806	37.746	2,672,668	BATE
09.03.2020	103,173	32.574	3,360,742	XPAR
09.03.2020	72,090	32.230	2,323,437	CHIX
09.03.2020	12,563	32.637	410,021	TRQX
09.03.2020	12,557	32.730	410,995	BATE
Total	3,034,230	38.067	115,504,970

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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